FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of August, 2010

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F    ☒    Form 40-F    ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐   No    ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         ]

NATIONAL BANK OF GREECE

PRESS RELEASE

NBG INCREASES ITS SHAREHOLDING IN FINANS LEASING (TURKEY)

NBG’s public tender offer to buy shares in Finans Leasing, an NBG Group company listed on the Istanbul Stock Exchange, was completed on Friday 13 August 2010.

Through the said tender offer NBG acquired 27.3% of Finans Leasing for TRY 81.7 million (approx. € 42 million) thereby increasing its direct holding from 2.55% to 29.85%. Following this, the NBG Group’s total shareholding in Finans Leasing —including shareholdings via its subsidiaries Finansbank and Finans Invest— amounts to 89.1%.

Athens, 18 August,2010

NATIONAL BANK OF GREECE

PRESS RELEASE

NBG increases its shareholding in Stopanska Banka

Within the framework of the 2001 agreement for the acquisition of Stopanska Banka AD — Skopje by National Bank of Greece, the International Finance Corporation (IFC) and the European Bank for Reconstruction and Development (EBRD), NBG completed, on Tuesday 17 August 2010, the acquisition of a 21.6% stake in its FYROM subsidiary from the IFC and the EBRD (10.8% each) for € 35.1 million, thereby increasing its holding from 73.04% to 94.64%. The acquisition was made on the basis of the bank’s net worth.

Stopanska Banka is the biggest bank in FYROM with a market share in excess of 25%.

Athens, 18 August, 2010

NATIONAL BANK OF GREECE

PRESS RELEASE

FinansBank increases its share capital by €285 million

The Board of Finansbank has decided to increase the company’s share capital by TRY 551,250K (approx. € 285 million).

The increase will be mainly covered by capitalisation of subordinated debt worth USD 325 million (TRY 496 million) granted in the past by NBG to Finansbank; by a cash participation by the International Finance Corporation (IFC), which holds 5%, (TRY 27 million); and by capitalisation of dividends and reserves (TRY 27 million).

The share capital increase should take place at the end of September 2010, once Turkish CMB and BRSA approvals have been obtained. With this increase, Finansbank’s share capital will rise from TRY 1,653,750K to TRY 2,205,000K and total equity will exceed TRY 5.5 billion (approx. € 2.85 billion).

Following the share capital increase it is estimated that Finansbank’s core Tier I Capital Adequacy Ratio will be up by 170 bps and will reach 14%, a level that allows it to pursue further growth.

Athens, 18 August, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/Apostolos Tamvakakis

(Registrant)

Date: 20th August, 2010

Chief Executive Officer